Pembina Pipeline Corporation announces third quarter 2012 results

Pembina continues to progress growth projects while maintaining steady operating results

All financial figures are in Canadian dollars unless noted otherwise. This report contains forward-looking statements and information that are based on Pembina Pipeline Corporation's current expectations, estimates, projections and assumptions in light of its experience and its perception of historic trends. Actual results may differ materially from those expressed or implied by these forward-looking statements. Please see "Forward-Looking Statements & Information" for more details. This report also refers to financial measures that are not defined by Canadian Generally Accepted Accounting Principles ("GAAP"). For more information about the measures which are not defined by GAAP, see "Non-GAAP Measures."

On April 2, 2012 Pembina Pipeline Corporation ("Pembina" or the "Company") completed its acquisition of Provident Energy Ltd. ("Provident") (the "Arrangement"). The amounts disclosed herein for the three and nine month periods ending September 30, 2012 reflect results of the post-Arrangement Pembina from April 2, 2012 together with results of legacy Pembina alone, excluding Provident, from January 1 through April 1, 2012. The comparative figures reflect solely the 2011 results of legacy Pembina. For further information with respect to the Arrangement, please refer to Note 3 of the Interim Financial Statements for the period ended September 30, 2012.

Financial & Operating Overview

(unaudited)

($ millions, except where noted)	3 Months Ended September 30		9 Months Ended September 30
	2012	2011	2012	2011
Revenue	815.3	300.6	2,161.8	1,207.9
Operating margin(1)	177.5	103.6	454.1	311.2
Gross profit	102.9	86.5	366.6	267.1
Earnings for the period	30.7	30.1	143.7	120.7
Earnings per share – basic and diluted (dollars)	0.11	0.18	0.58	0.72
Adjusted EBITDA(1)	153.8	89.9	391.1	280.4
Cash flow from operating activities	130.9	87.7	220.3	211.7
Adjusted cash flow from operating activities(1)	133.2	82.0	321.5	239.8
Adjusted cash flow from operating activities per share(1)	0.46	0.49	1.30	1.43
Dividends declared	117.3	65.4	299.2	195.8
Dividends per common share (dollars)	0.405	0.390	1.200	1.170

(1)	Refer to "Non-GAAP Measures."

Third Quarter Highlights

•	Consolidated operating margin during the third quarter increased to $177.5 million compared to $103.6 million during the same period of the prior year. Year-to-date operating margin totalled $454.1 million compared to $311.2 million during the first nine months of 2011. Pembina's overall results for the quarter reflect Pembina's legacy businesses combined with those acquired through the Arrangement, which are reported as part of the Company's Midstream business. Operating margin is a non-GAAP measure; see "Non-GAAP Measures."

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Pembina Pipeline Corporation

•	Pembina generated $49.4 million in operating margin from its Conventional Pipelines business, $29.3 million from Oil Sands & Heavy Oil and $16.6 million from Gas Services. The Midstream business saw a significant increase to $81.6 million, which includes operating margin generated by the assets acquired through the Arrangement. Higher results from Pembina's legacy crude oil midstream business were somewhat tempered by a continued soft propane pricing environment. These softer prices are the result of high industry inventory levels due to decreased propane demand, which was caused by the relatively warm 2011/12 winter across North America and increasing supply.

•	The Company's earnings were $30.7 million ($0.11 per share) during the third quarter of 2012 compared to $30.1 million ($0.18 per share) during the third quarter of 2011. Earnings were $143.7 million ($0.58 per share) during the first nine months of 2012 compared to $120.7 million ($0.72 per share) during the same period of the prior year. Earnings for the three and nine month periods ended September 30, 2012 increased as a result of the Arrangement and were impacted by unrealized gains (losses) on commodity-related derivative financial instruments. However, earnings per share decreased primarily due to the 116.5 million shares issued as a result of the Arrangement (all per share metrics discussed below were impacted by this factor).

•	Pembina generated adjusted EBITDA of $153.8 million during the third quarter of 2012 compared to $89.9 million during the third quarter of 2011 (adjusted EBITDA is a non-GAAP measure; see "Non-GAAP Measures"). Adjusted EBITDA for the nine month period ended September 30, 2012 was $391.1 million compared to $280.4 million for the same period in 2011. The increase in quarterly and year-to-date adjusted EBITDA was due to strong results from each of Pembina's legacy businesses, new assets and services having been brought on-stream, and the completion of the Arrangement.

•	Cash flow from operating activities was $130.9 million ($0.45 per share) during the third quarter of 2012 compared to $87.7 million ($0.52 per share) during the third quarter of 2011. For the nine months ended September 30, 2012, cash flow from operating activities was $220.3 million ($0.89 per share) compared to $211.7 million ($1.27 per share) during the same period last year. The increase is primarily due to higher EBITDA, which was partially offset by acquisition-related expenses, higher interest expenses and an increase in working capital reflecting a seasonal inventory build of NGL products.

•	Adjusted cash flow from operating activities was $133.2 million ($0.46 per share) during the third quarter of 2012 compared to $82.0 million ($0.49 per share) during the third quarter of 2011 (adjusted cash flow from operating activities is a Non-GAAP measure; see "Non-GAAP Measures"). Adjusted cash flow from operating activities was $321.5 million ($1.30 per share) during the first nine months of 2012 compared to $239.8 million ($1.43 per share) during the same period of last year.

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Pembina Pipeline Corporation

Growth and Operational Update

Pembina continues to make steady progress on its major growth projects, as follows:

•	On October 22, 2012, Pembina closed the offering of $450 million of senior unsecured medium-term notes. The notes have a fixed interest rate of 3.77% per annum, paid semi-annually, and will mature on October 24, 2022. The net proceeds will be used to repay a portion of Pembina's existing credit facility, giving the Company increased flexibility to pursue its capital plans;

•	Following an unplanned outage, the 205 MMcf/d Musreau deep cut was placed back in service on September 2, 2012;

•	The 50 MMcf/d Musreau shallow cut expansion was placed into service on September 13, 2012;

•	Construction has started on a joint venture full-service terminal in the Judy Creek, Alberta area and has an estimated project completion date of April 2013;

•	Pembina successfully completed and commissioned an 8,000 bpd expansion at the Redwater fractionator, which required a 20-day turn-around of the facility in September. The project was completed on schedule and under budget;

•	Development of seven fee-for-service cavern storage facilities continued at Pembina's Redwater site, the first of which came into service September 1, 2012;

•	Pembina received Board approval to proceed with two expansions of its Conventional Pipeline systems (subject to reaching commercial arrangements with its customers and receipt of regulatory approval) to accommodate increased customer demand due to strong drilling results and increased field liquids extraction by producers in areas of Alberta including Dawson Creek, Grande Prairie, Kaybob and Fox Creek:

o	Pembina is pursuing the second phase of the Northern NGL System expansion, which will increase capacity from 167,000 bpd to 220,000 bpd. Pembina expects this expansion to cost approximately $330 million and to be complete in early to mid-2015;

o	Pembina is also pursuing an expansion of its Peace Pipeline crude oil system, which will increase crude and condensate capacity from 195,000 bpd to 250,000 bpd. Pembina expects this expansion to cost approximately $215 million and to be complete in mid- to late 2014; and

o	Pembina expects to spend an additional $125 million to tie-in area producers to the expanded systems.

•	Pembina has received the required regulatory approvals and has awarded construction contracts for the pipeline portions of the Resthaven and Saturn projects. A significant portion of the major equipment for both facilities has been ordered and Pembina has begun to receive major equipment at each site. The Company expects to begin construction on both projects during the fall and winter of 2012/2013;

•	Preliminary engineering work continued on the proposed new 70,000 bpd ethane plus fractionator at Pembina's Redwater facility and the Company continues soliciting customer support for the project; and

•	Pembina is investigating offshore export opportunities for propane that would allow it to leverage its existing assets and provide a solution for Canadian producers.

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Pembina Pipeline Corporation

"Pembina delivered steady operational and financial results this quarter and we continued to make substantial progress on a number of capital projects across our business," said Bob Michaleski, Pembina's Chief Executive Officer. "Our integration with Provident is essentially complete with only a few remaining items on the information systems front, which we expect to wrap up by year-end. Moving forward, I'm confident we have the financial resources, human capital, and strategic focus to further our pursuit of fee-for-service opportunities, which we expect will continue adding long-term shareholder value."

Hedging Information

Pembina has posted updated hedging information on its website, www.pembina.com, under "Investor Centre – Hedging".

Conference call & Webcast

Pembina will host a conference call on November 7, 2012 at 9 a.m. MT (11 a.m. ET) to discuss details related to the third quarter of 2012. The conference call dial in numbers for Canada and the U.S. are 647-427-7450 or 888-231-8191. A live webcast of the conference call can be accessed on Pembina's website under "Investor Centre – Presentation & Events," or by entering http://event.on24.com/r.htm?e=526791&s=1&k=34AC4F42C4AB2E0D2358DE14B1E8071E in your web browser.

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Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(unaudited)

($ thousands)	Note	September 30, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents		25,391
Trade receivables and other		294,168	148,267
Derivative financial instruments	13	21,885	4,643
Inventory		140,719	21,235
		482,163	174,145
Non-current assets
Property, plant and equipment	4	4,914,846	2,747,530
Intangible assets and goodwill	5	2,644,145	243,904
Investments in equity accounted investees		158,580	161,002
Derivative financial instruments	13	110	1,807
Other receivables		3,983	10,814
		7,721,664	3,165,057
Total Assets		8,203,827	3,339,202
Liabilities and Shareholders' Equity
Current liabilities
Bank indebtedness			676
Trade payables and accrued liabilities		308,182	166,646
Dividends payable		39,218	21,828
Loans and borrowings	6	11,319	323,927
Derivative financial instruments	13	21,785	4,725
		380,504	517,802
Non-current liabilities
Loans and borrowings	6	1,824,497	1,012,061
Convertible debentures	7	608,668	289,365
Derivative financial instruments	13	53,606	12,813
Employee benefits		14,701	16,951
Share-based payments		14,321	14,060
Deferred revenue		2,943	2,185
Provisions	8	483,412	405,433
Deferred tax liabilities		568,656	106,915
		3,570,804	1,859,783
Total Liabilities		3,951,308	2,377,585
Shareholders' Equity
Equity attributable to shareholders:
Share capital	9	5,253,122	1,811,734
Deficit		(990,658)	(834,921)
Accumulated other comprehensive income		(15,196)	(15,196)
		4,247,268	961,617
Non-controlling interest		5,251
		4,252,519	961,617
Total Liabilities and Shareholders' Equity		8,203,827	3,339,202

See accompanying notes to the Interim Financial Statements

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Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(unaudited)

		3 Months Ended September 30		9 Months Ended September 30
($ thousands, except per share amounts)	Note	2012	2011	2012	2011
Revenue		815,347	300,620	2,161,767	1,207,913
Cost of sales		686,578	218,050	1,817,887	949,601
(Loss) gain on commodity-related derivative financial instruments	13	(25,846)	3,895	22,731	8,744
Gross profit	11	102,923	86,465	366,611	267,056

General and administrative		26,870	13,765	70,229	41,193
Acquisition-related and other expense		1,509	1,224	24,178	642
		28,379	14,989	94,407	41,835

Results from operating activities		74,544	71,476	272,204	225,221

Finance income		(6,862)	(268)	(9,236)	(1,179)
Finance costs		39,973	30,733	88,601	70,932
Net finance costs	10	33,111	30,465	79,365	69,753

Earnings before income tax and equity accounted investees		41,433	41,011	192,839	155,468

Share of loss (profit) of investments in equity accounted investees, net of tax		572	585	970	(4,257)

Income tax expense		10,162	10,305	48,210	39,069

Earnings and total comprehensive income for the period		30,699	30,121	143,659	120,656

Earnings and comprehensive income attributable to:
Shareholders		30,555	30,121	143,475	120,656
Non-controlling interest		144		184
		30,699	30,121	143,659	120,656

Earnings per share attributable to the shareholders of the Company
Basic and diluted earnings per share (dollars)		0.11	0.18	0.58	0.72

See accompanying notes to the Interim Financial Statements

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Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(unaudited)

		9 Months Ended September 30
($ thousands)	Note	2012	2011
Share Capital
Balance, beginning of period		1,811,734	1,794,536
Common shares issued on acquisition	3	3,283,976
Dividend reinvestment plan		151,131
Share-based payment transactions		5,865	12,767
Debenture conversions and other		416	22
Balance, end of period	9	5,253,122	1,807,325

Deficit
Balance, beginning of period		(834,921)	(739,351)
Earnings for the period attributable to shareholders		143,475	120,656
Dividends declared	9	(299,212)	(195,789)
Balance, end of period		(990,658)	(814,484)

Other Comprehensive Loss
Balance, beginning and end of period		(15,196)	(4,577)

Non-controlling interest
Balance, beginning of period
Assumed on acquisition	3	5,067
Earnings attributable to non-controlling interest		184
Balance, end of period		5,251

Total Equity		4,252,519	988,264

See accompanying notes to the Interim Financial Statements

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Pembina Pipeline Corporation

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(unaudited)

		3 Months Ended September 30		9 Months Ended September 30
($ thousands)	Note	2012	2011	2012	2011
Cash provided by (used in):
Operating activities:
Earnings for the period		30,699	30,121	143,659	120,656
Adjustments for:
Depreciation and amortization		53,210	18,671	129,887	49,846
Unrealized loss (gain) on commodity-related derivative financial instruments	13	22,987	(687)	(38,286)	(4,285)
Net finance costs	10	33,111	30,465	79,365	69,753
Share of loss (profit) of investments in equity accounted investees, net of tax		572	585	970	(4,257)
Deferred income tax expense		9,243	10,305	47,893	39,069
Share-based payments		5,321	3,051	11,620	10,940
Employee future benefits expense		1,921	1,188	5,250	3,589
Increase in provisions			2,321		2,321
Other		(350)	434	117	374
Changes in non-cash working capital		(623)	5,688	(78,145)	(28,073)
Distributions from investments in equity accounted investees		1,514	4,216	9,247	12,901
Decommissioning liability expenditures		(570)	(114)	(2,937)	(1,889)
Employee future benefit contributions		(2,500)	(2,000)	(7,500)	(6,000)
Net interest paid		(23,635)	(16,563)	(80,833)	(53,281)
Cash flow from operating activities		130,900	87,683	220,307	211,664

Financing activities
Bank borrowings		80,000	24,627	346,861	64,627
Repayment of loans and borrowings		(805)	(2,764)	(60,841)	(87,864)
Issuance of debt					250,000
Financing fees			(18)	(5,066)	(1,774)
Exercise of stock options		1,810	2,992	4,457	12,078
Issue of shares under Dividend Reinvestment Plan		66,157		151,131
Dividends paid		(116,922)	(65,349)	(281,822)	(195,688)
Cash flow from financing activities		30,240	(40,512)	154,720	41,379

Investing activities:
Net capital expenditures		(138,730)	(82,245)	(357,834)	(378,917)
Cash acquired on acquisition				8,874
Cash flow used in investing activities		(138,730)	(82,245)	(348,960)	(378,917)
Change in cash		22,410	(35,074)	26,067	(125,874)
Cash (bank indebtedness), beginning of period		2,981	34,597	(676)	125,397
Cash and cash equivalents, end of period		25,391	(477)	25,391	(477)

See accompanying notes to the Interim Financial Statements

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Pembina Pipeline Corporation

NOTES TO THE INTERIM FINANCIAL STATEMENTS

(unaudited)

1.	REPORTING ENTITY

Pembina Pipeline Corporation ("Pembina" or the "Company") is an energy transportation and service provider domiciled in Canada. The condensed consolidated unaudited interim financial statements ("Interim Financial Statements") include the accounts of the Company, its subsidiary companies, partnerships and any interests in associates and jointly controlled entities as at and for the nine months ending September 30, 2012. These Interim Financial Statements and the notes thereto have been prepared in accordance with IAS 34 – Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2011. The Interim Financial Statements were authorized for issue by the Board of Directors on November 6, 2012.

Pembina owns or has interests in pipelines that transport conventional crude oil and natural gas liquids, oil sands and heavy oil pipelines, gas gathering and processing facilities, and a natural gas liquids infrastructure and logistics business. Facilities are located in Canada and in the U.S. Pembina also offers midstream services that span across its operations.

2.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies are set out in the December 31, 2011 financial statements. Those policies have been applied consistently to all periods presented in these Interim Financial Statements except for an addition to an accounting policy as a result of the acquisition of Provident Energy Ltd. which is provided below.

Inventories

Inventories are measured at the lower of cost and net realizable value and consist primarily of crude oil and natural gas liquids. The cost of inventories is determined using the weighted average costing method and includes direct purchase costs and when applicable, costs of production, extraction, fractionation costs, and transportation costs. Net realizable value is the estimated selling price in the ordinary course of business less the estimated selling costs. All changes in the value of the inventories are reflected in inventories and cost of sales.

Certain of the prior period's comparative figures have been reclassified to conform to the current year's presentation.

3.	ACQUISITION

On April 2, 2012, Pembina acquired all of the outstanding Provident Energy Ltd. ("Provident") common shares (the "Provident Shares") in exchange for Pembina common shares valued at approximately $3.3 billion (the "Arrangement"). Provident shareholders received 0.425 of a Pembina common share for each Provident Share held for a total of 116,535,750 Pembina common shares. On closing, Pembina assumed all of the rights and obligations of Provident relating to the 5.75 percent convertible unsecured subordinated debentures of Provident maturing December 31, 2017, and the 5.75 percent convertible unsecured subordinated debentures of Provident maturing December 31, 2018 (collectively, the "Provident Debentures"). The face value of the outstanding Provident Debentures at April 2, 2012 was $345 million. The debentures remain outstanding and continue with terms and maturity as originally set out in their respective indentures. Pursuant to the Arrangement, Provident amalgamated with a wholly-owned subsidiary of Pembina and has continued under the name "Pembina NGL Corporation". The results of the acquired business are included as part of the Midstream business.

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The purchase price allocation based on assessed fair values is estimated as follows:

($ millions)
Cash	9
Trade receivables and other	195
Inventory	87
Property, plant and equipment	1,988
Intangible assets and goodwill (including $1,761 goodwill)	2,422
Trade payables and accrued liabilities	(249)
Derivative financial instruments – current	(53)
Derivative financial instruments – non-current	(36)
Loans and borrowings	(215)
Convertible debentures	(317)
Provisions and other	(128)
Deferred tax liabilities	(414)
Non-controlling interest	(5)
3,284

The determination of fair values and the allocation of the purchase price is based upon an independent valuation. The primary drivers that generate goodwill are synergies and business opportunities from the integration of Pembina and Provident and the acquisition of a talented workforce. None of the goodwill recognized is expected to be deductible for income tax purposes.

Upon closing of the Arrangement, Pembina repaid Provident's revolving term credit facility of $205 million.

The Company has recognized $23.1 million in acquisition-related expenses. These expenses are included in acquisition-related and other expenses in the Interim Financial Statements.

The Pembina Shares were listed and began trading on the NYSE under the symbol "PBA" on April 2, 2012.

Revenue generated by the Provident business for the period from the acquisition date of April 2, 2012 to September 30, 2012, before intersegment eliminations, was $676.1 million. Net earnings, before intersegment eliminations, for the same period were $45.2 million.

Unaudited proforma consolidated revenue (prepared as if the Provident acquisition had occurred on January 1, 2012) for the nine months ended September 30, 2012 are $2,701.9 million and net earnings for the same period are $190.8 million.

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4.	PROPERTY, PLANT AND EQUIPMENT

($ thousands)	Land and Land Rights	Pipelines	Facilities and Equipment	Linefill and Other	Assets Under Construction	Total
Cost
Balance at December 31, 2011	67,219	2,500,027	528,620	200,726 (1)	307,358	3,603,950 (1)
Acquisition (Note 3)	18,093	280,435	1,281,073	321,277	87,318	1,988,196
Additions	5,885	5,081	120,395	25,689	172,604	329,654
Change in decommissioning provision		(35,335)	(17,688)			(53,023)
Capitalized interest		79	98		9,589	9,766
Transfers	22	(75,270)	116,226	(16,496)	(24,482)
Disposals and other	(5,001)	(917)	(533)	771		(5,680)
Balance at September 30, 2012	86,218	2,674,100	2,028,191	531,967	552,387	5,872,863

Depreciation
Balance at December 31, 2011	4,088	707,095	92,998	52,239		856,420
Depreciation	210	53,087	35,774	13,894		102,965
Transfers		3,091	22,454	(25,545)
Disposals and other		(567)	(89)	(712)		(1,368)
Balance at September 30, 2012	4,298	762,706	151,137	39,876		958,017

Carrying amounts
December 31, 2011	63,131	1,792,932	435,622	148,487	307,358	2,747,530
September 30, 2012	81,920	1,911,394	1,877,054	492,091	552,387	4,914,846

(1)	$1.5 million was reclassified from inventory to Linefill and Other at December 31, 2011.

Pipeline assets are generally depreciated using the straight line method over 5 to 75 years (an average of 49 years) or declining balance method at rates ranging from 3 percent to 48 percent per annum (an average rate of 15 percent per annum). Facilities and equipment are depreciated using the straight line method over 3 to 75 years (at an average rate of 35 years) or declining balance method at rates ranging from 3 percent to 37 percent (at an average rate of 12 percent per annum). Other assets are depreciated using the straight line method over 2 to 45 years (an average of 23 years) or declining balance method at rates ranging from 3 percent to 37 percent (at an average rate of 2 percent per annum).

Commitments

At September 30, 2012, the Company has contractual commitments for the acquisition and or construction of property, plant and equipment of $497.0 million (December 31, 2011: $364.3 million).

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5.	INTANGIBLE ASSETS AND GOODWILL

($ thousands)	Goodwill	Other Intangibles	Total
Cost
Balance at December 31, 2011	222,670	23,038	245,708
Acquisition (Note 3)	1,761,264	660,899	2,422,163
Additions and other		5,000	5,000
Balance at September 30, 2012	1,983,934	688,937	2,672,871

Amortization
Balance at December 31, 2011		1,804	1,804
Amortization		26,922	26,922
Balance at September 30, 2012		28,726	28,726

Carrying amounts
December 31, 2011	222,670	21,234	243,904
September 30, 2012	1,983,934	660,211	2,644,145

Amortization is recognized in profit or loss on a straight-line or declining balance basis over the estimated useful lives of depreciable intangible assets from the date that they are available for use. The estimated useful lives of other intangible assets with finite useful lives range from 3 to 33 years (an average of 9 years).

The preliminary allocation of the aggregate carrying amount of intangible assets to each operating segment is as follows:

	September 30,	December 31,
($ thousands)	2012	2011
Conventional Pipelines	194,370	194,370
Oil Sands and Heavy Oil	33,300	28,300
Gas Services	20,710	21,234
Midstream	2,395,765
	2,644,145	243,904

The allocation is subject to change based on additional information obtained subsequent to the valuation. See Note 3.

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6.	LOANS AND BORROWINGS

Carrying value terms and debt repayment schedule

Terms and conditions of outstanding loans were as follows:

($ thousands)				Carrying amount(3)
	Available facilities	Nominal interest rate	Year of maturity	September 30, 2012	December 31, 2011
Operating facility(1)	30,000	prime + 0.50 or BA(2) + 1.50	2013		3,139
Revolving unsecured credit facility	1,500,000	prime + 0.50 or BA(2) + 1.50	2017	860,481	309,981
Senior secured notes		7.38			57,499
Senior unsecured notes – Series A	175,000	5.99	2014	174,623	174,462
Senior unsecured notes – Series C	200,000	5.58	2021	196,897	196,638
Senior unsecured notes – Series D	267,000	5.91	2019	265,554	265,403
Senior unsecured term facility	75,000	6.16	2014	74,764	74,658
Senior unsecured medium term notes	250,000	4.89	2021	248,675	248,558
Subsidiary debt	9,169	4.99	2014	9,169
Finance lease liabilities				5,653	5,650
Total interest bearing liabilities	2,506,169			1,835,816	1,335,988
Less current portion				(11,319)	(323,927)
Total non-current				1,824,497	1,012,061

(1)	Operating facility expected to be renewed on an annual basis.

(2)	Bankers' Acceptance.

(3)	Deferred financing fees are all classified as non-current. Non-current carrying amount of facilities are net of deferred financing fees.

7.	CONVERTIBLE DEBENTURES

($ thousands)	Series C – 5.75%	Series E – 5.75%	Series F – 5.75%	Total
Conversion price (dollars)	$28.55	$24.94	$29.53
Interest payable semi-annually in arrears on:	May 31 and November 30	June 30 and December 31	June 30 and December 31
Maturity date	November 30, 2020	December 31, 2017	December 31, 2018
Balance, December 31, 2011	289,365			289,365
Assumed on acquisition(1) (Note 3)		158,471	158,343	316,814
Conversions and redemptions	(54)	(332)	(55)	(441)
Unwinding of discount rate		561	460	1,021
Deferred financing fee (net amortization)	876	550	483	1,909
Balance, September 30, 2012	290,187	159,250	159,231	608,668

(1)	Excludes conversion feature of convertible debentures.

The Company may, at its option on or after December 31, 2013 and prior to December 31, 2015, elect to redeem the Series E debentures in whole or in part, provided that the volume weighted average trading price of the common price of the shares on the TSX during the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of redemption is given is not less than 125 percent of the conversion price of the Series E debentures. On or after December 31, 2015, the Series E debentures may be redeemed in whole or in part at the option of the Company at a price equal to their principal amount plus accrued and unpaid interest. Any accrued unpaid interest will be paid in cash.

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Pembina Pipeline Corporation

The Company may, at its option on or after December 31, 2014 and prior to December 31, 2016, elect to redeem the Series F debentures in whole or in part, provided that the volume weighted average trading price of the common price of the shares on the TSX during the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of redemption is given is not less than 125 percent of the conversion price of the Series F debentures. On or after December 31, 2016, the Series F debentures may be redeemed in whole or in part at the option of the Company at a price equal to their principal amount plus accrued and unpaid interest. Any accrued unpaid interest will be paid in cash.

The Company retains a cash conversion option on the Series E and F convertible debentures, allowing the Company to pay cash to the converting holder of the debentures, at the option of the Company. For convertible debentures with a cash conversion option, the equity conversion option is recognized as an embedded derivative and accounted for as a stand-alone derivative financial instrument, measured at fair value using an option pricing model.

8.	PROVISIONS

($ thousands)	Total
Balance at December 31, 2011(1)	416,153
Unwinding of discount rate	9,072
Assumed on acquisition (Note 3)	124,579
Decommissioning liabilities settled during the period	(2,937)
Change in rates	(46,653)
Change in estimate and other	(14,357)
Total	485,857
Less current portion (included in accrued liabilities)	(2,445)
Balance at September 30, 2012	483,412

(1)	Includes current provision of $10,720 at December 31, 2011 (included in accrued liabilities).

9.	SHARE CAPITAL

($ thousands, except share amounts)	Number		Share Capital
Balance December 31, 2011	167,908,271		1,811,734
Issued on acquisition (Note 3)	116,535,750		3,283,976
Share based payment transactions	272,936		5,865
Dividend reinvestment plan	5,773,600		151,131
Other	15,463		416
Balance September 30, 2012	290,506,020	(1)	5,253,122

(1)	Weighted average number of common shares outstanding for the three months ended September 30, 2012 is 289.2 million (September 30, 2011: 167.6 million). On a fully diluted basis, the weighted average number of common shares outstanding for the three months ended September 30, 2012 is 289.7 million (September 30, 2011: 168.2 million). Weighted average number of common shares outstanding for the nine months ended September 30, 2012 is 247.8 million (September 30, 2011: 167.3 million). On a fully diluted basis, the weighted average number of common shares outstanding for the nine months ended September 30, 2012 is 248.4 million (September 30, 2011: 168.0 million).

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Pembina Pipeline Corporation

Dividends

The following dividends were declared by the Company:

	9 Months Ended September 30
($ thousands)	2012	2011
$1.20 per qualifying common share (2011: $1.17 )	299,212	195,789

On October 11, 2012, Pembina's Board of Directors declared a dividend for October of $39.3 million, representing $0.135 per qualifying common share ($1.62 annualized).

10.	NET FINANCE COSTS

	3 Months Ended September 30		9 Months Ended September 30
($ thousands)	2012	2011	2012	2011
Interest income from:
Related parties		(226)	(263)	(636)
Bank deposits	(365)	(23)	(666)	(412)
Interest expense on financial liabilities measured at amortized cost:
Loans and borrowings	19,076	15,909	52,910	41,041
Convertible debentures	10,583	4,657	25,767	13,825
Finance leases	106	105	316	298
Unwinding of discount	3,317	2,605	9,118	7,510
Loss (gain) in fair value of non-commodity-related derivative financial instruments	(6,497)	7,457	(4,100)	8,258
Loss (gain) in fair value of conversion feature of convertible debentures	6,670		(4,207)
Foreign exchange losses (gains)	221	(19)	490	(131)
Net finance costs	33,111	30,465	79,365	69,753

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Pembina Pipeline Corporation

11.	OPERATING SEGMENTS

3 Months Ended September 30, 2012 ($ thousands)	Conventional Pipelines(1)	Oil Sands & Heavy Oil	Gas Services	Midstream(3)	Corporate & Intersegment Eliminations	Total
Revenue:
Pipeline transportation	79,044	44,101			(6,219)	116,926
NGL product and services, terminalling, storage and hub services				674,732		674,732
Gas Services			23,689			23,689
Total revenue	79,044	44,101	23,689	674,732	(6,219)	815,347
Operations	30,112	14,779	7,097	18,122	(633)	69,477
Cost of goods sold, including product purchases				571,678	(6,219)	565,459
Realized gain (loss) on commodity-related derivative financial instruments	496			(3,355)		(2,859)
Operating margin	49,428	29,322	16,592	81,577	633	177,552
Depreciation and amortization (operational)	12,021	5,002	3,350	31,269		51,642
Unrealized gain (loss) on commodity-related derivative financial instruments	(7,062)			(15,925)		(22,987)
Gross profit	30,345	24,320	13,242	34,383	633	102,923
Depreciation included in general and administrative					1,568	1,568
Other general and administrative	1,845	994	974	4,480	17,009	25,302
Acquisition-related and other expenses (income)	10	(33)		69	1,463	1,509
Reportable segment results from operating activities	28,490	23,359	12,268	29,834	(19,407)	74,544
Net finance costs (income)	1,428	430	(10)	(2,786)	34,049	33,111
Reportable segment earnings (loss) before tax and income from equity accounted investees	27,062	22,929	12,278	32,620	(53,456)	41,433
Share of loss (profit) of investments in equity accounted investees, net of tax				572		572
Reportable segment assets	596,104	1,090,764	564,037	4,533,374 (2)	1,419,548	8,203,827
Capital expenditures	34,748	6,093	29,824	70,668	2,034	143,367
Reportable segment liabilities	300,417	82,710	45,704	792,599	2,729,878	3,951,308

(1)	6.1 percent of Conventional Pipelines revenue is under regulated tolling arrangements.
(2)	Includes investments in equity accounted investees of $158.6 million.
(3)	NGL product and services, terminalling, storage and hub services revenue includes $21.8 million associated with U.S. midstream sales.

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Pembina Pipeline Corporation

3 Months Ended September 30, 2011 ($ thousands)	Conventional Pipelines(1)	Oil Sands & Heavy Oil	Gas Services	Midstream		Corporate & Intersegment Eliminations	Total
Revenue:
Pipeline transportation	78,689	36,983					115,672
NGL product and services, terminalling, storage and hub services				166,171			166,171
Gas Services			18,777				18,777
Total revenue	78,689	36,983	18,777	166,171			300,620
Operations	34,619	12,642	6,403	2,570		(1,840)	54,394
Cost of goods sold, including product purchases				145,832			145,832
Realized gain (loss) on commodity-related derivative financial instruments	1,712			1,496			3,208
Operating margin	45,782	24,341	12,374	19,265		1,840	103,602
Depreciation and amortization (operational)	10,423	3,907	2,522	972			17,824
Unrealized gain (loss) on commodity-related derivative financial instruments	(21)			708			687
Gross profit	35,338	20,434	9,852	19,001		1,840	86,465
Depreciation included in general and administrative						847	847
Other general and administrative	1,510	870	892	1,267		8,379	12,918
Acquisition-related and other expenses (income)	1,313	(11)	1	(2)		(77)	1,224
Reportable segment results from operating activities	32,515	19,575	8,959	17,736		(7,309)	71,476
Net finance costs	1,839	556	289	28		27,753	30,465
Reportable segment earnings (loss) before tax and income from equity accounted investees	30,676	19,019	8,670	17,708		(35,062)	41,011
Share of loss (profit) of investments in equity accounted investees, net of tax				585			585
Reportable segment assets	783,770	1,059,464	431,197	261,423	(2)	636,638	3,172,492
Capital expenditures	20,297	13,954	28,990	5,041		8,905	77,187
Reportable segment liabilities	295,029	84,121	46,908	17,161		1,741,009	2,184,228

(1)	11.6 percent of Conventional Pipelines revenue is under regulated tolling arrangements.
(2)	Includes investments in equity accounted investees of $160.2 million.

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Pembina Pipeline Corporation

9 Months Ended September 30, 2012 ($ thousands)	Conventional Pipelines(1)	Oil Sands & Heavy Oil	Gas Services	Midstream(2)	Corporate & Intersegment Eliminations	Total
Revenue:
Pipeline transportation	239,625	126,610			(13,094)	353,141
NGL product and services, terminalling, storage and hub services				1,743,674		1,743,674
Gas Services			64,952			64,952
Total revenue	239,625	126,610	64,952	1,743,674	(13,094)	2,161,767
Operations	87,573	39,385	20,295	40,271	(1,893)	185,631
Cost of goods sold, including product purchases				1,519,526	(13,094)	1,506,432
Realized gain (loss) on commodity-related derivative financial instruments	(693)			(14,862)		(15,555)
Operating margin	151,359	87,225	44,657	169,015	1,893	454,149
Depreciation and amortization (operational)	36,145	14,831	10,844	64,004		125,824
Unrealized gain (loss) on commodity-related derivative financial instruments	(9,814)			48,100		38,286
Gross profit	105,400	72,394	33,813	153,111	1,893	366,611
Depreciation included in general and administrative					4,063	4,063
Other general and administrative	4,968	2,901	2,951	11,255	44,091	66,166
Acquisition-related and others	933	355	11	168	22,711	24,178
Reportable segment results from operating activities	99,499	69,138	30,851	141,688	(68,972)	272,204
Net finance costs (income)	4,792	1,470	754	1,614	70,735	79,365
Reportable segment earnings (loss) before tax and income from equity accounted investees	94,707	67,668	30,097	140,074	(139,707)	192,839
Share of loss (profit) of investments in equity accounted investees, net of tax				970		970
Capital expenditures	99,220	12,134	85,586	126,597	6,117	329,654

(1)	5.1 percent of Conventional Pipelines revenue is under regulated tolling arrangements.
(2)	NGL product and services, terminalling, storage and hub services revenue includes $50.5 million associated with U.S. midstream sales.

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Pembina Pipeline Corporation

9 Months Ended September 30, 2011 ($ thousands)	Conventional Pipelines(1)	Oil Sands & Heavy Oil	Gas Services	Midstream	Corporate & Intersegment Eliminations	Total
Revenue:
Pipeline transportation	220,353	95,236				315,589
NGL product and services, terminalling, storage and hub services				839,961		839,961
Gas Services			52,363			52,363
Total revenue	220,353	95,236	52,363	839,961		1,207,913
Operations	83,625	31,601	16,286	7,138	(1,841)	136,809
Cost of goods sold, including product purchases				764,321		764,321
Realized gain (loss) on commodity-related derivative financial instruments	3,167			1,292		4,459
Operating margin	139,895	63,635	36,077	69,794	1,841	311,242
Depreciation and amortization (operational)	30,535	7,887	7,322	2,727		48,471
Unrealized gain (loss) on commodity-related derivative financial instruments	4,630			(345)		4,285
Gross profit	113,990	55,748	28,755	66,722	1,841	267,056
Depreciation included in general and administrative					1,375	1,375
Other general and administrative	4,208	2,020	2,971	3,552	27,067	39,818
Acquisition-related and other expense (income)	858	(118)	6	4	(108)	642
Reportable segment results from operating activities	108,924	53,846	25,778	63,166	(26,493)	225,221
Net finance costs	5,382	1,230	747	67	62,327	69,753
Reportable segment earnings (loss) before tax and income from equity accounted investees	103,542	52,616	25,031	63,099	(88,820)	155,468
Share of loss (profit) of investments in equity accounted investees, net of tax				(4,257)		(4,257)
Capital expenditures	47,083	143,852	70,083	106,950	10,697	378,665

(1)	11.6 percent of Conventional Pipelines revenue is under regulated tolling arrangements.

12.	SHARE BASED PAYMENTS

Long-term share unit award incentive plan(1)

Grant date Performance Share Units ("PSU")(4) to Officers, Non-Officers(2) and Directors (Number of units in thousands)	Units	Contractual life of options
January 1, 2012	188	3.0 Years
April 2, 2012 (on acquisition)	201	2.2 Years

Grant date Restricted Share Units ("RSU")(3) to Officers, Non-Officers(2) and Directors (Number of units in thousands)	Units	Contractual life of options
January 1, 2012	187	3.0 Years
April 2, 2012 (on acquisition)	177	2.2 Years

(1)	Distribution Units are granted in addition to RSU and PSU grants based on notional accrued dividends from RSU and PSU granted but not paid.
(2)	Non-Officers defined as senior selected positions within the Company.
(3)	One third vests on the first anniversary of the grant date, one third vests on the second anniversary of the grant date, and one third vests on the third anniversary of the grant date.
(4)	Vest on the third anniversary of the grant date. Actual PSUs awarded is based on the trading value of the shares and performance of the Company.

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Pembina Pipeline Corporation

Disclosure of share option plan

The number and weighted average exercise prices of share options as follows:

	Number of Options	Weighted Average Exercise Price
Outstanding at December 31, 2011	2,674,380	20.24
Granted	1,446,100	26.67
Exercised	(272,936)	16.17
Forfeited	(132,163)	24.29
Outstanding as at September 30, 2012	3,715,381	22.90

13.	FINANCIAL INSTRUMENTS

The following table is a summary of the net derivative financial instrument liability:

($ thousands)	As at September 30, 2012	As at December 31, 2011
Frac spread related
Natural gas	(8,676)
Propane	7,336
Butane	4,467
Condensate	2,878
Foreign exchange	2,631
Sub-total frac spread related	8,636
Management of exposure embedded in physical contracts and other	(6,632)	2,267
Corporate
Power	(8,442)	4,183
Interest rate	(15,937)	(17,538)
Other derivative financial instruments
Conversion feature of convertible debentures	(25,500)
Redemption liability related to acquisition of subsidiary	(5,521)
Net derivative financial instruments liability	(53,396)	(11,088)

In conjunction with the Arrangement, the Company acquired a two-thirds ownership interest in Provident's subsidiary, Three Star Trucking Ltd. ("Three Star"), which included a redemption liability that represents a put option, held by the non-controlling interest of Three Star, to sell the remaining one-third interest of the business to the Company after the third anniversary of the original acquisition date by Provident (October 3, 2014). The put price to be paid by the Company for the residual interest upon exercise is based on a multiple of Three Star's earnings during the period prior to exercise, adjusted for associated capital expenditures and debt based on management estimates. On acquisition, the Company recorded a $6.2 million redemption liability associated with this put option. The redemption liability is subsequently fair valued at each reporting date with changes in the value flowing through profit and loss. At September 30, 2012, the fair value of the redemption liability was determined to be $5.5 million, resulting in an unrealized gain of $0.9 million and $0.7 million recorded in net finance costs for the three and nine months ended September 30, 2012, respectively.

Also in conjunction with the Arrangement, the Company assumed all of the rights and obligations of Provident relating to the Provident Debentures which included a $29.7 million liability for the conversion feature of the Provident Debentures. These convertible debentures contain a cash conversion option which is measured at fair value through profit and loss at each reporting date, with any unrealized gains or losses arising from fair value changes reported in the consolidated statement of comprehensive income. This resulted in the Company recording a loss of $6.7 million and a gain of $4.2 million on the revaluation on the conversion feature of convertible debentures in profit and loss in net finance costs for the three and nine months ended September 30, 2012, respectively.

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Pembina Pipeline Corporation

The following table shows the impact on gain (loss) on derivative financial instruments if the underlying risk variables of the derivative financial instruments changed by a specified amount, with other variables held constant.

As at September 30, 2012 ($ thousands)		+ Change	- Change
Frac spread related
Natural gas	(AECO +/- $1.00 per GJ)	7,289	(7,289)
NGL (includes propane, butane)	(Belvieu +/- U.S. $0.10 per gal)	(6,055)	6,055
Foreign exchange (U.S.$ vs. Cdn$)	(FX rate +/- $0.05)	(4,902)	4,902
Management of exposure embedded in physical contracts
Crude oil	(WTI +/- $5.00 per bbl)	(8,793)	8,793
NGL (includes propane, butane and condensate)	(Belvieu +/- U.S. $0.10 per gal)	8,148	(8,148)
Corporate
Interest rate	(Rate +/- 100 basis points)	973	(973)
Power	(AESO +/- $5.00 per MW/h)	3,528	(3,528)
Conversion feature of convertible debentures	(Pembina share price +/- $0.50 per share)	(2,512)	2,381

Commodity-Related Derivative Financial Instruments	3 Months Ended September 30		9 Months Ended September 30
($ thousands)	2012	2011	2012	2011
Realized (loss) gain on commodity-related derivative financial instruments
Frac spread related
Crude oil	(173)		(2,170)
Natural gas	(7,922)		(15,684)
Propane	2,253		3,980
Butane	1,448		2,217
Condensate	1,205		1,477
Sub-total frac spread related	(3,189)		(10,180)
Corporate
Power	755	1,712	(1,009)	3,167
Management of exposure embedded in physical contracts and other	(425)	1,496	(4,366)	1,292
Realized (loss) gain on commodity-related derivative financial instruments	(2,859)	3,208	(15,555)	4,459
Unrealized (loss) gain on commodity-related derivative financial instruments	(22,987)	687	38,286	4,285
(Loss) gain on commodity-related derivative financial instruments	(25,846)	3,895	22,731	8,744

For non-commodity-related derivative financial instruments see Note 10, Net Finance Costs

14.	SUBSEQUENT EVENT

On October 22, 2012, Pembina closed the offering of $450 million of senior unsecured medium-term notes ("Notes"). The Notes have a fixed interest rate of 3.77% per annum, paid semi-annually, and will mature on October 24, 2022. The net proceeds from the offering of Notes were used to repay a portion of Pembina's existing credit facility.

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Pembina Pipeline Corporation

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CORPORATE INFORMATION

HEAD OFFICE

Pembina Pipeline Corporation

Suite 3800, 525 – 8th Avenue S.W.

Calgary, Alberta T2P 1G1

AUDITORS

KPMG LLP

Chartered Accountants

Calgary, Alberta

TRUSTEE, REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada

Suite 600, 530 – 8th Avenue SW

Calgary, Alberta T2P 3S8

1-800-564-6253

STOCK EXCHANGE

Pembina Pipeline Corporation

TSX listing symbols for:

Common shares: PPL

Convertible debentures: PPL.DB.C, PPL,DB.E, PPL.DB.F

NYSE listing symbol for:

Common shares: PBA

INVESTOR INQUIRIES

Phone:	(403) 231-3156
Fax:	(403) 237-0254
TollFree:	1-855-880-7404
Email:	investor-relations@pembina.com
Website:	www.pembina.com

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